

December 19, 2012

Via Facsimile
Rami Tabet
President and Chief Executive Officer
Wishbone Pet Products Inc.
38th Street, New Sehaile
Beirut, Lebanon

> **Re: Wishbone Pet Products Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 7, 2012**
> **File No. 333-183839**

Dear Mr. Tabet:

We have reviewed your response to our letter dated November 27, 2012 and have the following additional comments.

General

1. Please submit a marked version of your amendment, reflecting changes made in amendment no. 3 compared to amendment no. 2, as correspondence on EDGAR. Additionally, please file a marked version of your filing as correspondence on EDGAR with subsequent amendments. Refer to Item 310 of Regulation S-T.

Summary, page 4

2. Please include in one of your introductory paragraphs to disclose your shell company status and caution investors as to the highly illiquid nature of an investment in your shares.

3. Please revise this section to disclose your net losses and accumulated deficit as of October 31, 2012, and your cash on hand as of the most recent practicable date.

Financial Statements

4. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel